Spirit Realty, L.P.
Spirit Realty Capital, Inc.
2727 North Harwood Street, Suite 300
Dallas, Texas 75201

April 13, 2017

VIA EDGAR TRANSMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-6010
Attention: Sandra B. Hunter, Staff Attorney

Re:     Spirit Realty, L.P.
Spirit Realty Capital, Inc.
Registration Statement on Form S-4
File Nos. 333-216815-01 and 333-216815
Dear Ms. Hunter:
In accordance with Rule 461 under the Securities Act of 1933, as amended, Spirit Realty, L.P. and Spirit Realty Capital, Inc. (collectively, the “Registrants”) hereby request that the effective date of the above referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement, as amended, may become effective at 2:00 p.m., Washington, D.C. time on April 14, 2017 or as soon thereafter as practicable.
In connection with this request for acceleration of the effective date of the Registration Statement, the Registrants acknowledge the following:

•
should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Registrants’ counsel, Julian T.H. Kleindorfer of Latham & Watkins LLP at (213) 891-8371, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours,

SPIRIT REALTY, L.P.
By: Spirit General OP Holdings, LLC, as
general partner of Spirit Realty, L.P.

By:    /s/ Phillip D. Joseph, Jr.
Name:    Phillip D. Joseph, Jr.
Title:    Chief Financial Offier, Executive Vice
President and Treasurer

SPIRIT REALTY CAPITAL, INC.

By:    /s/ Phillip D. Joseph, Jr.
Name:    Phillip D. Joseph, Jr.
Title:    Chief Financial Officer, Executive Vice
President and Treasurer

cc:    Jay Young, Spirit Realty Capital, Inc.
Prakash Parag, Spirit Realty Capital, Inc.
Julian T.H. Kleindorfer, Latham & Watkins LLP
Lewis W. Kneib, Latham &Watkins LLP